Checkpoint Therapeutics, Inc.

May 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. (CIK 0001651407)

Application for Withdrawal of Registration Statement on Form 10-12G filed on March 24, 2016 (File No. 000-55506)

Ladies and Gentlemen:

Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s registration statement on Form 10-12G, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2016 under File Number 000-55506 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is awaiting comments, if any, from the Commission in response to the Company’s written response to the oral comment received via teleconference on May 18, 2016. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on May 23, 2016 (60 days after the initial filing of the Registration Statement). The Company is therefore requesting that the Registration Statement be immediately withdrawn.

Following the withdrawal, the Company plans to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

Should you have any questions regarding the foregoing application for withdrawal, please contact Mark McElreath, our legal counsel in connection with the Registration Statement, at (212) 210-9595 or mark.mcelreath@alston.com.

Very truly yours,

CHECKPOINT THERAPEUTICS, INC.

By:	/s/ James F. Oliviero
James F. Oliviero
Chief Executive Officer